Alnylam Pharmaceuticals, Inc.

300 Third Street

Cambridge, MA 02142

January 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Jim Rosenberg, Office of Healthcare & Insurance

RE:	Alnylam Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 001-36407

Dear Messrs. Wyman and Rosenberg:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated January 8, 2018 (the “Comment Letter”) to Michael P. Mason, Vice President of Finance and Treasurer of Alnylam Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the documents incorporated by reference therein. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Comment: Notes to the Consolidated Financial Statements – 3. Significant Agreements, page 97

We acknowledge the information provided in your response to our prior comment 1 of our November 27, 2017 comment letter. As required by ASC 730-20-50-1b, please confirm to us that you will disclose herein the costs incurred for each of your significant agreements. We would expect the amount disclosed to include the costs you provided in your response and your reasonable estimate of other costs incurred albeit for which you may not track separately for each agreement. In this regard, it would appear that a reasonable estimate would be attainable, given that you track hours incurred for the purpose of billing your counterparties. Finally, we believe additional disclosure in your research and development expense discussion of your MD&A of the nature and amount of research and development costs incurred related to your agreements would be informative.

Response

In future periodic filings, including the Form 10-K for the fiscal year ended December 31, 2017, the Company will revise its disclosure to disclose the costs incurred for each of the Company’s significant agreements, including the costs provided in the Company’s response letter dated December 11, 2017, and a reasonable estimate of other costs incurred, and the Company will include additional disclosure in the research and development expense discussion of MD&A of the nature and amount of research and development costs incurred related to its significant agreements.

Messrs. Frank Wyman and Jim Rosenberg

U.S. Securities and Exchange Commission

January 19, 2018

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 551-8200 or Gregg L. Katz of Goodwin Procter LLP, the Company’s outside counsel, at (617) 570-1000.

Sincerely,

/s/ Michael P. Mason
Michael P. Mason
Vice President, Finance and Treasurer